UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted at ordinary shareholders’ meeting on November 27, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: November 28, 2014

Item 1

GRUPO FINANCIERO SANTANDER MEXICO, S.A. B. DE C.V.

RESOLUTIONS ORDINARY SHAREHOLDERS´ MEETING NOVEMBER 27, 2014

ITEM 1

PROPOSAL AND, IF APPLICABLE, APPROVAL FOR THE PAYMENT OF A CASH DIVIDEND TO THE SHAREHOLDERS OF THE COMPANY.

R E S O L U T I O N S

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the payment of a cash dividend to the shareholders, from the account of "Result of previous exercises" for the amount of $3,473,000,000.00 M.N. (Three thousand four hundred seventy-three million 00/100 Mexican Pesos) which will be paid on December 29, 2014.”

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves that the payment of such dividend will be distributed to the Shareholders in proportion to the number of shares they hold, at the ratio of $0.51175919535 M.N. per share.”

.- “It is agreed to delegate Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Fernando Borja Mujica, Eduardo Fernández García-Travesí, Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, to jointly or individually perform all the necessary acts for the publication of notice announcing the place and date of payment of such dividend to Shareholders.”

ITEM II

APPOINTMENT OF DELEGATES IN ORDER TO ENACT THE RESOLUTIONS ADOPTED AT THE MEETING, AND IF APPLICABLE, TO FORMALIZE SUCH RESOLUTIONS.

R E S O L U T I O N

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., authorizes the appointment of Messrs. Carlos Gómez y Gómez, Marcos Alejandro Martínez Gavica, Alfredo Acevedo Rivas, Fernando Borja Mujica, Eduardo Fernández García-Travesí and Mrs. Rocío Erika Bulhosen Aracil as Special Delegates of this Shareholders’ Meeting, and empower them jointly or individually to appear before a Notary Public on behalf of the Company to formalize as necessary, in whole or in part, these Resolutions, and if necessary, to prepare, subscribe and submit notices required by any governmental authority.

The Secretary and Alternate Secretary of the Board of Directors are authorized to issue any copies or certified copies of these Resolutions that may be requested.”

About Grupo Financiero Santander México
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2014, Santander México had total assets of Ps.930.4 billion under Mexican Banking GAAP and more than 11.0 million customers. Headquartered in Mexico City, the Company operates 1,042 branches and 257 offices nationwide and has a total of 15,404 employees.

INVESTOR RELATIONS CONTACT
Héctor Chávez Lopez – Managing Director - IRO
+ 52 (55) 5269-1925
hchavez@santander.com.mx
Gerardo Freire Alvarado – Executive Director of Investor Relations
+ 52 (55) 5269-1827 / + 52 (55) 5269-1828
gfreire@santander.com.mx
Investor Relations Team
investor@santander.com.mx